October 20, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mariam Mansaray / Mr. Matthew Derby

Re:	Siyata Mobile Inc.
Registration Statement on Form F-1, submitted October 10, 2023
File No. 333-274927

Dear Ms. Mansaray and Mr. Derby:

On behalf of Siyata Mobile Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated October 18, 2023 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the Company’s response(s). Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form F-1 (the “F-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form F-1 filed October 10, 2023: Cover Page

1. Please revise your cover page to disclose the volume of securities you will be offering on a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering on the cover page of the prospectus. Also, please include a statement on the cover page that you may not sell all of the shares of common stock in this offering. Finally, please ensure the legal opinion references the total number of shares being offered rather than a dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02

Response: In response to the Staff’s comment, the Company has revised its disclosure to the cover page and to several other places in the F-1/A. In addition to the foregoing and in response to the Staff’s comment, the Company has also additionally revised and/or amended references to the total amount of proceeds we may receive from the offering and have included a statement on the cover page that we may not sell all of the shares of common stock in this offering. We have also made these changes to our legal opinion, as suggested by the Staff.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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